TABLE OF CONTENTS

Collectively Bargained Savings and Retirement Plan
    ITEM 1. Not applicable.
    ITEM 2. Not applicable.
    ITEM 3. Not applicable.
    ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
SIGNATURES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
    Report of Independent Auditors
    Statements of Assets Available for Benefits
    Statement of Changes in Assets Available for Benefits
    Notes to Financial Statements
    Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
    Schedule H, Line 4(j) — Schedule of Reportable Transactions
EX-23 Consent of Independent Auditors

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2001

Commission File No. 1-4329

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**34-4297750**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant's telephone number, including area code)

<p style="text-align:center">The Standard Products Company</p>

<p style="text-align:center">(Gaylord, Michigan Plant) UAW Local 388</p>

<p style="text-align:center">Collectively Bargained Savings and Retirement Plan</p>

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan for the fiscal year ended June 30, 2001, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Richard N. Jacobson
_____
RICHARD N. JACOBSON
Assistant General Counsel
Assistant Secretary

Date: December 26, 2001

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Standard Product Company

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

June 30, 2001 and 2000
Year Ended June 30, 2001 with Report of Independent Auditors

The Standard Products Company

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Financial Statements and Supplemental Schedules

June 30, 2001 and 2000
Year Ended June 30, 2001

Table of Contents

Report of Independent Auditors   1

Financial Statements

Statements of Assets Available for Benefits   2
Statement of Changes in Assets Available for Benefits   3
Notes to Financial Statements   4

Supplemental Schedules

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)   9
Schedule H, Line 4(j) — Schedule of Reportable Transactions   10

**Report of Independent Auditors**

Pension Committee
The Standard Products Company

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of The Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan as of June 30, 2001 and 2000 and the related statement of changes in assets available for benefits for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 2001 and 2000, and the changes in its assets available for benefits for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of June 30, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

December 18, 2001

1

The Standard Products Company

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statements of Assets Available for Benefits

	June 30	
	2001	**2000**
Assets		
Investments (at fair value):		
Cooper Tire & Rubber Company stock fund	**$ 627,954**	$ 327,957
Registered investment companies	**1,772,594**	1,680,248
Common collective trust	**104,582**	86,052
Participant loans	**114,829**	57,258
Total investments	**2,619,959**	2,151,515
Receivables:		
Employer's contributions	**4,351**	6,010
Participants' contributions	**18,201**	24,837
Total receivables	**22,552**	30,847
Assets available for benefits	**$2,642,511**	$2,182,362

See accompanying notes.

2

The Standard Products Company

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statement of Changes in Assets Available for Benefits

Year Ended June 30, 2001

Additions:	
Employer's contributions	$ 59,433
Participants' contributions	248,826
Net appreciation in fair value of investments	164,514
Interest and dividends	141,006
Other additions	65
Total Additions	613,844
Deductions:	
Benefit payments	153,475
Other deductions	220
Total Deductions	153,695
Net increase	460,149
Assets available for benefits at beginning of year	2,182,362
Assets available for benefits at end of year	$2,642,511

See accompanying notes.

**The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan**

Notes to Financial Statements

June 30, 2001

1. Description of Plan

The following description of The Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Company Collectively Bargained Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees who have completed the 90 day probationary period and are covered by the collective bargaining agreement between UAW Local 388 and The Standard Products Company (the Company), a wholly-owned subsidiary of Cooper Tire and Rubber Company (Cooper). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 40 percent of the first 5 percent of base compensation that the participant contributes to the Plan. Effective July 1, 2000, all employer matching contributions were invested in the Cooper Tire and Rubber Company Stock Fund. From October 27, 1999 (date of acquisition of the Company by Cooper) to June 30, 2000, all employer matching contributions were invested in the Vanguard Prime Money Market Fund.

Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

Vesting

The participants are immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

4

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

June 30, 2001

1. Description of Plan (continued)

Participant Loans

Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of June 30, 2001 range from 8.50% to 9.50%. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

June 30, 2001

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Recognition

The accompanying statements of net assets available for benefits reflect the Plan's investments at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of Cooper Tire & Rubber Company stock fund, registered investment companies, and common collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, including any expenses and fees of Vanguard Fiduciary Trust Company, the Trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the current year's presentation.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Cooper Tire & Rubber Company stock fund	$135,311
Registered Investment Companies	29,203
	$164,514

6

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

June 30, 2001

3. Investments (continued)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	June 30	
	2001	2000
Vanguard Windsor II Fund Investor Shares	$782,214	$586,454
Cooper Tire & Rubber Company Stock Fund	627,954	327,957
Vanguard Prime Money Market Fund	572,312	655,112
Vanguard STAR Fund	271,854	224,327
Vanguard 500 Index Fund Investor Shares	146,214	214,355

4. Non Participant-Directed Investments

The Cooper Tire and Rubber Company Stock Fund and the Vanguard Prime Money Market Fund are non participant-directed investments. Information about the significant components of changes in net assets related to the non participant-directed investments is as follows for the year ended June 30, 2001:

Contributions	$125,905
Interest and dividends	52,949
Net appreciation in fair value of investment	135,311
Other additions	(76)
Benefit payments	(94,469)
Transfers from (to) other funds	17,021
Net loan activity	(19,444)

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

June 30, 2001

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Employer ID # 34-0549970
Plan # 014

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

June 30, 2001

Identity of Issue or Borrower	Description of Investment	Cost	Current Value
*Cooper Tire & Rubber Company	Cooper Tire & Rubber Company Stock Fund	$ 523,604	$ 627,954
*The Vanguard Group Inc.	Vanguard Windsor II Fund Investor Shares	781,363	782,214
*The Vanguard Group Inc.	Vanguard 500 Index Fund Investor Shares	161,617	146,214
*The Vanguard Group Inc.	Vanguard Prime Money Market Fund	572,312	572,312
*The Vanguard Group Inc.	Vanguard STAR Fund	279,159	271,854
*The Vanguard Group Inc.	Vanguard Retirement Savings Trust	104,582	104,582
*Plan participants	Participant Loans, interest rates ranging from 8.5% to 9.5%	—	114,829
		$2,422,637	$2,619,959

*Party-in-interest.

9

The Standard Products Company

The Standard Products Company

Employer ID # 34-0549970
Plan # 014

Schedule H, Line 4(j) — Schedule of Reportable Transactions

Year Ended June 30, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category iii) A series of transactions in excess of 5% of Plan assets:						
The Vanguard Group, Inc.	Prime Money Market Fund					
	Purchases	84,928		84,928	84,928	—
	Sale		167,728	167,728	167,728	—
Cooper Tire & Rubber Company	Cooper Tire & Rubber Company Stock Fund					
	Purchases	223,702		223,702	223,702	—
	Sale		59,034	52,954	59,034	6,080

** The commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceed from the sale and are not separately identified by the trustee.

There were no reportable transactions under categories i), ii) or iv) during 2001.

10